SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  2)1

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     Rule 13d-1(b)
X    Rule 13d-1(c)
     Rule 13d-1(d)



 1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





Page 1 of 4 pages

[1]CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 4 Pages

(1)	Names of Reporting Persons
	I.R.S. Identification No. of Above Persons (Entities Only)

	PETER MARTIN WEGE TRUST FOR THE BENEFIT OF CHRISTOPHER WEGE


(2)	Check the Appropriate Box if a Member of a Group*
	(a)	[	]
	(b)	[	]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

	MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power		0

(6)	Shared Voting Power		2,036,989

(7)	Sole Dispositive Power		0

(8)	Shared Dispositive Power		2,036,989

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
						2,036,989 shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

(11)	Percent of Class Represented by Amount in Row 9
						4.17% (includes convertible Class B Common Stock)
(12)	Type of Reporting Person*
						OO


CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 4 Pages

[2]Item 1(a).	Name of Issuer:

		Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		901 44th Street
		Grand Rapids, Michigan  49508

Item 2(a).	Name of Person Filing:

		The Peter Martin Wege Trust for the benefit of Christopher Wege, Fifth Third Bank as Co-Trustee

Item 2(b).	Address of Principal Business Office or, if None, Residence:

		111 Lyon Street N.W.
		Grand Rapids, Michigan 49503

Item 2(c).	Citizenship:

		Michigan

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		858155-20-3

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
		or (c), check whether the person filing is a:

		(a)	Broker or dealer registered under Section 15 of the Act;

		(b)	Bank as defined in Section 3(a)(6) of the Act;

		(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d) Investment company registered under Section 8 of the Investment
	Company Act;

		(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

		(f)	Employee benefit plan or endowment fund in accordance with
			Rule 13d-1(b)(1)(ii)(F);

(g) Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) Savings association as defined in Section 3(b) of the Federal
	Deposit Insurance Act;

		(i)	Church plan that is excluded from the definition of an investment
			company under Section 3(c)(14) of the Investment Company Act;

		(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



[3]Securities and Exchange Commission
Schedule 13G
Page 4 of 4 pages

Item 4.		Ownership.

		(a)	Amount Beneficially Owned:	2,036,989 shares

		(b)	Percent of Class:				4.17%

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or to direct the vote		0

			(ii)	Shared power to vote or to direct the vote 		2,036,989

			(iii)	Sole power to dispose or to direct the disposition of		0

			(iv)	Shared power to dispose or to direct the disposition of		2,036,989


Item 5.		Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

This trust account receives the dividends from, or the proceeds from the sale of, such securities.

Item 7.		Identification and Classification of the Subsidiary Which
		Acquired the Security Being Reported on by the Parent
		Holding Company.

Not Applicable

Item 8.		Identification and Classification of Members of the Group.

		Not Applicable

Item 9.		Notice of Dissolution of Group.

		Not Applicable

Item 10.		Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		February 9, 2004					The Peter Martin Wege Trust for the
									benefit of Christopher Wege,
									Fifth Third Bank as Co-Trustee

									/s/ STEVEN R. HAWKS
									Steven R. Hawks
									Senior Vice President
									Fifth Third Bank

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